FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

 TORONTO, November 9, 2017

FAIRFAX ANNOUNCES ACQUISITION OF SHARES OF TORSTAR

Toronto, Ontario (November 9, 2017) – Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH and FFH.U) announces that it has acquired a total of 9,437,287 Class B non-voting shares ("Class B Shares") of Torstar Corporation ("Torstar"), representing approximately 13.3% of the issued and outstanding Class B Shares, at a price of $1.25 per Class B Share. Today's purchase brings Fairfax's total holdings in Torstar to 28,876,337 Class B Shares or approximately 40.6% of the total Class B Shares outstanding.

The Class B Shares were acquired by way of a private share purchase agreement from fewer than 5 sellers in accordance with the exemption in Section 4.2 of National Instrument 62-104 – Take-Over Bids and Issuer Bids. Prior to the transactions, Fairfax owned 19,439,050 Class B Shares, representing approximately 27.4% of the outstanding Class B Shares.

The Class B Shares were acquired by Fairfax for investment purposes, and in the future, it may discuss with management and/or the board of directors any of the transactions listed in clauses (a) to (k) of item 5 of Form F1 of National Instrument 62-103 – The Early Warning System and Related Take-over Bid and Insider Reporting Issues and it may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of Torstar, in such manner as it deems advisable to benefit from changes in market prices of Torstar securities, publicly disclosed changes in the operations of Torstar, its business strategy or prospects or from a material transaction of Torstar.

An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or may be obtained directly from Fairfax upon request at the telephone number below.

Torstar's head and registered office is located at One Yonge Street, Toronto, Ontario M5E 1E6.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:    John Varnell, Vice President, Corporate Development, at (416) 367-4941